1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JAMES CATANO james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

August 24, 2016

VIA EDGAR

Kathryn Sabo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust

File Nos. 333-210205; 811-23148

Dear Ms. Sabo:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to me via telephone conversations on August 19, 2016 and August 23, 2016 with respect to Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on August 10, 2016 (the “Registration Statement”). The Registration Statement was filed to register the following initial series of the Registrant: Guardian Diversified Research VIP Fund; Guardian Growth & Income VIP Fund; Guardian Integrated Research VIP Fund; Guardian International Growth VIP Fund; Guardian International Value VIP Fund; Guardian Large Cap Disciplined Growth VIP Fund; Guardian Large Cap Disciplined Value VIP Fund; Guardian Large Cap Fundamental Growth VIP Fund; Guardian Mid Cap Traditional Growth VIP Fund; Guardian Mid Cap Relative Value VIP Fund; and Guardian Core Plus Fixed Income VIP Fund.

For convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

General Comments

Comment 1: Please respond to all comments in writing via EDGAR and include Tandy representations in your response letter.

Response 1: Please see the responses set forth in this letter and the Tandy representations provided below.

Kathryn Sabo
August 24, 2016

Comment 2: For Fund policies and other disclosure that are qualified by statements such as “generally,” please consider striking the statements or adding further explanations.

Response 2: The Registrant has incorporated this comment, as appropriate. The Registrant will remain mindful of this comment in connection with future annual update filings and amendments to the Registration Statement.

Prospectus – Additional Information About the Funds

Comment 3: Please consider clarifying the circumstances in which a Fund will consider, for purposes of determining compliance with its 80% policy, the investment policies and/or principal investment strategies of the underlying funds in which the Fund may invest.

Response 3: The Registrant has incorporated this comment.

Prospectus – Management of the Funds

Comment 4: Please confirm supplementally that the Registration Statement responds to Item 10(a)(1)(iii) of Form N-1A.

Response 4: The Registrant confirms that the Registration Statement is responsive to this Item.

Prospectus – How Shares are Priced

Comment 5: Please consider removing or further explaining references to “generally” in the first and second sentences of the first paragraph in the section and the first sentence of the third paragraph in the section. Please consider this comment in connection with the corresponding section of the Statement of Additional Information, entitled “Net Asset Value.”

Response 5: The Registrant has incorporated this comment.

Comment 6: Please consider aligning references to quoted bid prices for debt securities. Please consider this comment in connection with the corresponding section of the Statement of Additional Information, entitled “Net Asset Value.”

Response 6: The Registrant has incorporated this comment.

Comment 7: Please consider aligning references to approved independent pricing services. Please consider this comment in connection with the corresponding section of the Statement of Additional Information, entitled “Net Asset Value.”

Kathryn Sabo
August 24, 2016

Response 7: The Registrant has incorporated this comment.

Prospectus – Market Timing/Disruptive Trading Policy

Comment 8: Please consider defining what is a “round trip” for purposes of the policy.

Response 8: The Registrant has incorporated this comment.

Statement of Additional Information – Additional Information Regarding Investment Strategies and Techniques of the Funds

Comment 9: With respect to disclosure regarding commercial paper, please consider retaining the prior disclosure as to the credit quality for instruments that are permissible Fund investments.

Response 9: The Registrant respectfully declines to incorporate this comment as the Funds are not broadly limited as to the quality of commercial paper in which the Funds may invest. Each Fund may invest in commercial paper in a manner consistent with its investment objective and policies and, if applicable, principal investment strategies.

Statement of Additional Information – Additional Information Regarding Fundamental Investment Restrictions

Comment 10: Please strike the exclusion of “other investment companies” from the explanation of the Funds’ fundamental investment restriction regarding concentration.

Response 10: The Registrant has incorporated this comment.

Comment 11: The SAI states that the Funds do not apply the fundamental investment restriction regarding concentration to municipal securities. Please note, in determining a Fund’s compliance with its concentration policy, the Fund should look through private activity municipal debt securities in which it has invested whose principal and interest payments are derived principally from a non-governmental entity to determine the industry to which the investments should be allocated.

Response 11: The Registrant acknowledges the SEC staff’s comment. The Registrant is aware of relevant SEC guidance and SEC staff interpretations and will determine compliance with this investment restriction accordingly. See, e.g., Investment Company Act Release No. 9785 (May 31, 1977) (noting the staff’s view that Section 8(b)(1)(E) of the 1940 Act is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments).

Kathryn Sabo
August 24, 2016

Statement of Additional Information – Board Leadership and Structure

Comment 12: Please consider striking the reference to “generally” in the description of the involvement of Trustees in communications between Board meetings.

Response 12: The Registrant has incorporated this comment.

Statement of Additional Information – Trustees and Officers

Comment 13: In the table responding to Item 17(a)(1) of Form N-1A, please state the principal business of any company listed in the “principal occupation” column unless the principal business is implicit in its name.

Response 13: The Registrant has incorporated this comment, as appropriate.

Comment 14: When providing information about Trustees, please furnish information for Trustees who are interested persons of the Trust separately from the information for Trustees who are not interested persons of the Trust.

Response 14: The Registrant believes that information about Trustees has been presented in a manner consistent with Form N-1A, including through the use of headers. The Registrant has, however, added further headers or other indications to further clarify the applicable disclosure in response to the SEC staff’s comment.

Comment 15: Please consider providing additional biographical information about each Trustee in lieu of general references to experience and backgrounds. Please consider this comment in connection with disclosure about Subadvisers in the section of the Prospectus, entitled “Management of the Funds.”

Response 15: The Registrant has incorporated this comment to the extent practicable. The Registrant will consider this comment further in connection with future annual update filings

Comment 16: Please correct references to “John Walters” and “John H. Walter” as appropriate.

Response 16: The Registrant respectfully declines to incorporate this comment as these are two separate persons, one of which is an Independent Trustee and the other is a Trust officer.

Comment 17: Please consider identifying the members of the Audit Committee by name.

Kathryn Sabo
August 24, 2016

Response 17: The Registrant notes that, as disclosed, each Independent Trustee is a member of the Audit Committee. However, in response to the SEC staff’s comment, the Registrant has incorporated this comment.

Comment 18: Please confirm supplementally that the Registration Statement responds to Items 17(b)(5)-(9) of Form N-1A.

Response 18: The Registrant confirms that, to the best of its knowledge, the Registration Statement provides disclosure in response to Items 17(b)(5)-(9), to the extent required and/or applicable.

Statement of Additional Information – Compensation Structures and Methods

Comment 19: Please consider clarifying the first paragraph of this section.

Response 19: The Registrant has incorporated this comment.

Statement of Additional Information – Material Conflicts of Interest

Comment 20: Please consider providing additional descriptions of the conflicts of interest disclosure with respect to WellsCap and Boston Partners.

Response 20: The Registrant respectfully declines to incorporate this comment. The Registrant will remain mindful of this comment in connection with future annual update filings.

Statement of Additional Information – Taxation

Comment 21: Please include disclosure in response to Item 24(a)(1).

Response 21: The Registrant respectfully declines to incorporate this comment. The Prospectus and SAI expressly provide that each Fund will be classified as a disregarded entity for U.S. federal income tax purposes. As a disregarded entity, any income, gains, losses, deductions and credits of a Fund would be taken into account by each Separate Account that invests in the Fund. Accordingly, the Registrant believes that no further disclosure is necessary.

Accounting

Comment 22: With respect to the Funds’ fees and expenses, please confirm that the figures reflected in each Fund’s Example appropriately account for any contractual expense limitation agreements.

Kathryn Sabo
August 24, 2016

Response 22: The Registrant has reviewed the Examples and, where appropriate, incorporated revisions in response to the SEC staff’s comment.

Comment 23: Please consider defining those expenses that are considered “extraordinary expenses” for purposes of the Funds’ contractual expense limitation agreement.

Response 23: The Registrant has incorporated this comment.

Representations

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3376 or james.catano@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ James V. Catano

James V. Catano

cc:	Richard T. Potter, The Guardian Life Insurance Company of America
Kathleen M. Moynihan, The Guardian Life Insurance Company of America
Jeffrey S. Puretz, Dechert LLP